UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ 33.700.394/0001-40	NIRE 35300102771

PUBLICLY-HELD COMPANY

MINUTES OF THE MEETING OF EXECUTIVE OFFICERS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON FEBRUARY 28, 2009.

VENUE AND TIME: Av. Eusébio Matoso, 891 – 4th floor, in the city of São Paulo, State of São Paulo, at 7:15 a.m.

CHAIRMAN:	Roberto Egydio Setubal.

QUORUM:	More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Executive Officers, pursuant to the terms of the Company’s By-laws, approves the execution of the Protocol and Justification of Partial Spin-Off by the management bodies of the Company and of UNIBANCO SEGUROS S.A., a corporation with registered offices located in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 1,375 – 2nd to 8th  floors and 10th floor, part 1.002, enrolled with the Brazilian Tax Authorities under CNPJ 33.166.158/0001-95 (“UBBSEG”), and authorizes any two Officers of the Company to execute such document on behalf of the Board of Executive Officers.

Moreover, the Board of Executive Officers proposes to the shareholders to hold a Shareholders’ Meeting in order to decide on the following proposals:

(i)	approval of the Protocol and Justification of Partial Spin-Off;

(ii)
ratification of the appointment of the qualified company PricewaterhouseCoopers Auditores Independentes (“PWC”), with registered offices located in the city of São Paulo, State of São Paulo, at  Avenida Francisco Matarazzo, 1,400, 7th floor, Torre Torino, Centro Empresarial Água Branca, enrolled with the Brazilian Tax Authorities under CNPJ No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, to assess the value of the spun-off portion of UBBSEG assets to be incorporated by the Company;

(iii)	approval of the Evaluation Report prepared by PWC based on the accounting balance prepared on December 31, 2008;

(iv)	approval of the merge of the spun-off portion of UBBSEG by the Company; and

(v)
authorization for the Company management, represented in the form of its By-laws, to carry out all acts and execute all documents necessary for the implementation and formalization of the decisions hereunder proposed.

São Paulo, February 28, 2009. (signed) Roberto Egydio Setubal, Demosthenes Madureira de Pinho Neto, Geraldo Travaglia Filho, José Castro Araújo Rudge, Marcio de Andrade Schettini, Pedro Moreira Salles, Celso Scaramuzza, Claudia Politanski, Daniel Luiz Gleizer, José Roberto Haym, Marcos de Barros Lisboa, Nicolau Ferreira Chacur, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

This is a copy of the original document, execute at the adequate book.

São Paulo, February 28, 2009.